

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 22, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Marshall O. Larsen
Chief Executive Officer
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, North Carolina 28217

> **RE:** **Goodrich Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 16, 2010**
> **File No. 001-00892**

Dear Mr. Larsen:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Financial Statements, page 58
Notes to Consolidated Financial Statements, page 64
Note 7. Share-Based Compensation, page 74
Employee Stock Purchase Plan, page 78

1. We refer to the last paragraph in which you disclose how the fair value of the stock purchase rights is calculated. Please tell us in greater detail your basis for determining the fair value of a stock purchase right and why you believe that 15% of the fair value of a share of nonvested stock, plus 85% of the fair value (call) of a one year share option plus 15% of the fair value (put) of a one year share option represents the company's best determination of fair value. Your response should explain the authoritative guidance that supports your basis of fair value. We may have further comment upon receipt of your response.

Note 11. Goodwill and Intangible Assets, page 83

2. We note from the footnotes to your goodwill roll forward that during 2009, you acquired Cloud Cap Technology and AIS Global Holdings LLC. Please revise your disclosures in future filings to include the disclosures required by ASC 805-10-50 and 805-30-50, as applicable. In light of the significant amount of purchase price that was assigned to goodwill, please tell us and revise your disclosures to include a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the companies, and the total amount of goodwill that is expected to be deductible for tax purposes.

Note 16. Supplemental Balance Sheet Information, page 102
Accrued Expenses, page 104

3. Reference is made deferred revenue amounts included in the accrued expenses table in the amount of $350.9 and $264.7 million at December 31, 2009 and 2008, respectively. Please tell us whether any amount of the deferred revenue balance included in current liabilities at December 31, 2009 and 2008 are due outside of one year and if so, please explain to us why such amounts are not classified as non-current liabilities.

Definitive Proxy Statement on Schedule 14A

Nominees for Election and their Qualifications, page 3

4. In future filings, please revise this section to include a brief discussion of each director's or person nominated or chosen to become a director's specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Use of Compensation Consultants and Benchmarking Data, page 25

5. We note your disclosure that you consider survey data "to develop targets…for each element of compensation for each position." Please advise us whether benchmarking using survey data is material to your compensation policies and decisions. If so, please revise your executive compensation disclosure in future filings to identify the companies in the surveys used if they were a material component of your executive compensation consideration.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at 202-551-3574 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief